Exhibit 2.1

ASSET PURCHASE AGREEMENT

between

Northern Power Systems, Inc.;

and

WEG Electric Corp.;

dated as of

February 11, 2019

Asset Purchase Agreement

This Asset Purchase Agreement (this “Agreement”), dated as of February 11, 2019, is entered into between Northern Power Systems, Inc., a Delaware corporation (”Seller” or “NPS”) and WEG Electric Corp., a Georgia corporation (”Buyer” or “WEG”).

RECITALS

WHEREAS, Seller and Buyer entered into that certain Memorandum of Understanding, dated December 13, 2018, as amended January 21, 2019 (the “MOU”) in contemplation of the Seller and Buyer effecting the transactions contemplated hereunder and pursuant to that MOU, Seller, among other things, agreed to hire certain employees of Seller (“NPS Employees”), effective as of the Closing (as defined herein), on the terms and conditions set forth in the MOU and in the offer letter issued by Buyer to each of the NPS Employees;

WHEREAS, Seller wishes to sell and assign to Buyer, and Buyer wishes to purchase and assume from Seller, the rights and obligations of Seller to the Purchased Assets and the Assumed Liabilities (as defined herein) related to the Seller’s Energy Storage Systems (“ESS”) and inverter/converter business (the “Business”), subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.01 Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, all of Seller’s right, title and interest in the assets set forth on Section 1.01(a) of the disclosure schedules (”Disclosure Schedules”) attached hereto (the “Purchased Assets”), free and clear of any mortgage, pledge, lien, charge, security interest, claim or other encumbrance (”Encumbrance”). In addition, Buyer shall have the option to acquire all or part of the inventory and other assets identified in Section 1.01(b) of the Disclosure Schedules (the “Option Assets”) for an amount to be agreed to by the parties, which option shall be exercisable not later than forty-five (45) days (the “Option Exercise Date”) after the Closing (the “Option”). Buyer shall have the ability to use the amount of any Assumed Liabilities (as such term is defined below) as a credit towards the purchase of any Option Assets. For example, if the amount of Assumed Liabilities is $350,000, Buyer shall have $350,000 for use to acquire the Option Assets. Additionally, Buyer shall have the right to withhold $100,000 from the total amount due in connection with the purchase of the Option Assets for a period of six (6) months from the Option Exercise Date for purposes of any obligations of the Seller pursuant to Section 6.02. Upon exercise of the Option, WEG shall acquire on the Option Exercise Date the identified Option Assets and the purchased assets shall for all purposes become Purchased Assets, acquired subject to the representations, warranties and other provisions of this Agreement. In the event any Option Assets are not purchased, such shall be treated as Excluded Assets (as defined herein).

Section 1.02 Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall not include any of the assets identified on Section 1.02 of the Disclosure Schedules (the “Excluded Assets”).

Section 1.03 Assumption of Liabilities. Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge only the liabilities and obligations set forth on Section 1.03 of the Disclosure Schedules, but only to the extent that such liabilities and obligations relate to the Business (collectively, the “Assumed Liabilities”). Without limiting the foregoing, Buyer shall not assume any liabilities or obligations with respect to the Business, including ESS projects developed or under development, inverters/converters sold or supplied prior to the Closing or, except as specifically set forth on Section 1.03 of the Disclosure Schedule, otherwise arising from the operations of the Business. In no event shall Buyer be responsible for or have assumed any liability of Seller relating to any breach, default or violation by Seller on or prior to the Closing. Other than the Assumed Liabilities, Buyer shall not assume any liabilities or obligations of Seller of any kind, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due, or otherwise, whether currently existing or hereinafter created and whether or not related to the Business or the Purchased Assets (“Excluded Liabilities”). Without limiting the foregoing, Assumed Liabilities shall not include any liabilities or obligations (i) relating to a breach or default by Seller under any Assigned Contract (as defined herein) prior to the Closing; (ii) all taxes, fees, levies, duties, tariffs and other governmental impositions or charges; (iii) under any environmental, health or safety laws or regulations; (iv) under or with respect to, any employee pension benefit plan, employee welfare benefit plan, or any other plan, program, policy, practice or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance award, equity or equity-based awards, fringe benefits, vacation pay, sickness, disability or death benefit plan, medical or life insurance plan or other employee benefits or remuneration of any kind; (v) with respect to any current or former employee, director, member, manager, stockholder, partner, agent or independent contractor of Seller, other than, for periods ending on or prior to the Closing, with respect to Transferred Employees; (vi) arising out of, or relating to, any conduct or alleged conduct of any employee or independent contractor of Seller, other than Transferred Employees for periods ending on or prior to the Closing; (vii) to Seller’s equity owners or their affiliates; (viii) with respect to any loans or guaranties of Seller; (viii) arising out of, or relating to, any litigation, investigation or other proceeding pending on the Closing Date (as defined herein) or commenced after the Closing Date to the extent arising out of, or relating to, any litigation, investigation or other proceeding pending on the Closing Date or commenced after the Closing Date to the extent arising out of, or relating to, any act or omission of Seller or any event circumstance, condition, breach or default occurring on or prior to the Closing; (ix) arising out of, or resulting from, Seller’s compliance or noncompliance with any legal or regulatory requirement or governmental order; (x) relating to, or resulting from, the Seller’s Intellectual Property (as defined herein) to the extent arising on or prior to the Closing other than monies owed by Seller to Downs Rachlin Martin which amount shall be assumed by Buyer; (xi) based upon Seller’s acts or omissions occurring after the Closing; (xii) arising from the failure to send any notice, make any filing, obtain any consent or approval required to be sent, made, filed or obtained by Seller; or (xiii) that do not relate to the Business.

Section 1.04 Purchase Price. The aggregate purchase price for the Purchased Assets shall be $1,100,000 (the “Purchase Price”), plus the assumption of the Assumed Liabilities. If WEG opts to acquire some or all of the Option Assets, the parties shall mutually determine the purchase price and such amount shall be paid to NPS by WEG by wire pursuant to the wire instructions set forth on Section 1.04(b). The date of the closing regarding Option Assets acquired by WEG shall be the Option Exercise Date. The Buyer shall pay the Purchase Price to Seller at the Closing (as defined herein) in cash, as follows:

(a)	US$362,226.17 by wire to Comerica Bank pursuant to Comerica Bank’s wire instructions set forth in Section 1.04(a) of the Disclosure Schedules.

(b)	US$737,773.83 by wire to Seller pursuant to Seller’s wire instructions set forth in Section 1.04(b) of the Disclosure Schedules.

The parties acknowledge and agree the related costs and expenses incurred by NPS with respect to the Transferred Employees for the period from January 15, 2019 to Closing and the cost for such work requested by WEG and performed by such Transferred Employees on behalf of WEG from December 21, 2018 to January 4, 2019 and to be assumed by WEG hereunder were offset by a $90,000 liability assumed by WEG hereunder relating to the performance of certain service/ installation obligations with respect to the Brazil-based Engie energy storage project.

Section 1.05 Allocation of Purchase Price. Seller and Buyer agree to allocate the Purchase Price among the Purchased Assets for all purposes (including tax and financial accounting) in accordance with the purchase price allocation report prepared by an expert hired by Buyer. Buyer and Seller shall file all tax returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation determined by the expert hired by Buyer.

Section 1.06 Withholding Tax. Buyer shall be entitled to deduct and withhold from the Purchase Price all taxes that Buyer may be required to deduct and withhold under any applicable tax law. All such withheld amounts shall be treated as delivered to Seller hereunder.

Section 1.07 Employees and Employment. Effective as of the Closing, NPS shall terminate the employment of each of the employees listed on Schedule A and pay all amounts due such employees as of the Closing including salaries, benefits and severance, if any, owed to such employees at the time of termination. WEG has or will offer employment to all of the employees of NPS set forth on Schedule A (the “Schedule A Employees”) for employment to be effective on the Closing (the employees of NPS who accept such employment and commence employment on the Closing, the “Transferred Employees”). NPS hereby consents to the hiring of such employees by WEG and waives, with respect to the employment by WEG of such employees, any claims or rights Seller may have against WEG or any such employee under any non-competition, confidentiality or employment agreement. WEG shall be liable and hold the NPS harmless for any claims relating to the employment of any Transferred Employee arising after the Closing to the extent not attributable to their employment prior to the Closing.

CLOSING

Section 2.01 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place simultaneously with the execution and delivery of this Agreement on the date of this Agreement (the “Closing Date”) The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 12:01 a.m. on the Closing Date.

Section 2.02 Closing Deliverables.

(a)       At the Closing, Seller shall deliver to Buyer the following:

(i)	a bill of sale in the form of Exhibit A hereto (the “Bill of Sale”) and duly executed by Seller, transferring the Purchased Assets to Buyer;

(ii)	an assignment and assumption agreement in the form of Exhibit B hereto (the “Assignment and Assumption Agreement”) and duly executed by Seller, effecting the assignment to and assumption by Buyer of the Assumed Liabilities;

(iii)	an assignment in the form of Exhibit C hereto (the “Intellectual Property Assignments”) and duly executed by Seller, transferring all of Seller’s right, title and interest in and to the trademark registrations and applications, patents and patent applications, copyright registrations and applications and domain name registrations included in the Purchased Assets /Purchased IP (as defined herein) to Buyer;

(iv)	a Non-Competition Agreement in the form of Exhibit D hereto (the “Noncompetition Agreement”) executed and delivered by the parties thereto other than Buyer;

(v)	a license in the form of Exhibit E hereto (the “Intellectual Property License”) duly executed by Seller, whereby Buyer grants to NPS a non-exclusive, fully-paid and royalty-free, perpetual license to use the Purchased IP in all other field except for ESS and wind turbines greater than 1.5 MW;

(vi)	copies of all consents, approvals, waivers and authorizations referred to in Section 3.02 of the Disclosure Schedules;

(vii)	a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Seller certifying as to (A) the resolutions of the board of directors of Seller, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and (B) the names and signatures of the officers of Seller authorized to sign this Agreement and the documents to be delivered hereunder;

(viii)	evidence, reasonably satisfactory to Buyer, indicating that Hydac Technology Corp. has released all liens securing the Purchased Assets as well as draft UCC-3 termination statements and other documents required to evidence the release of such liens;

(ix)	the lease termination agreement dated of even date herewith by and between Seller and Malone 29 Pitman Road Properties LLC duly executed by Seller and Malone 29 Pitman Road Properties LLC;

(x)	the payoff letter dated of even date herewith by and between Comerica Bank and Seller; and

(xi)	such other customary instruments of transfer, assumption, filings or documents as Buyer has required to give effect to this Agreement.

(b)       At the Closing, Buyer shall deliver to Seller the following:

(i)	the Purchase Price by wire transfer of immediately available funds to the accounts designated in Sections 1.04(a) and 1.04(b) of the Disclosure Schedules;

(ii)	the Assignment and Assumption Agreement duly executed by Buyer;

(iii)	the Intellectual Property License duly executed by Buyer;

(iv)	the Non-Competition Agreement duly executed by Buyer;

(v)	copies of all consents and authorizations referred to in Section 4.02 of the Disclosure Schedules; and

(vi)	the Letter Agreement dated of even date herewith by and between Buyer and Ahana Capital, LLC (“Ahana”) executed by WEG Investment and Ahana.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements contained in this Article III are true and correct as of the date hereof. For purposes of this Article III, “Seller’s knowledge,” “knowledge of Seller” and any similar phrases shall mean the actual or constructive knowledge of any director or officer of Seller, after due inquiry.

Section 3.01 Organization and Authority of Seller; Enforceability. Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Seller has full corporate power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

Section 3.02 No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the certificate of incorporation, by-laws or other organizational documents of Seller; (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller, the Business or the Purchased Assets; (c) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any contract or other instrument to which Seller is a party or by which Seller or the Business is bound or to which any of the Purchased Assets are subject (including any Assigned Contract); or (d) result in the creation or imposition of any Encumbrance on the Purchased Assets. No consent, approval, waiver or authorization is required to be obtained by Seller from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.03 Title to Purchased Assets. Seller owns and has good and valid title to the Purchased Assets, free and clear of Encumbrances.

Section 3.04 Condition of Assets. The tangible personal property included in the Purchased Assets are in good condition and are adequate for the uses to which they are being put, and none of such tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

Section 3.05 Inventory. All inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories included in the Purchased Assets consist of a quality and quantity usable and salable in the ordinary course of business.

Section 3.06 Intellectual Property.

(a)	Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or non-provisional), and all divisions, continuations, continuations-in-part, reissues, extensions, reexamination and renewals thereof, (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing; (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing; (d) industrial designs, trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, techniques, and other confidential and proprietary information and all rights therein; (e) computer programs, applications, firmware and other code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, and other documentation thereof; and (f) all other intellectual or industrial property and proprietary rights; together with all (i) royalties, fees, income, payments, and other proceeds now or hereafter due or payable with respect to the foregoing, and (ii) any and all claims and causes of action with respect to the foregoing, whether accruing before, on, or after the date hereof/accruing on or after the date hereof, including all rights to and claims for damages, restitution, and injunctive and other legal or equitable relief for past, present, or future infringement, misappropriation, or other violation thereof.

(b)	Section 3.06(b) of the Disclosure Schedules lists all Intellectual Property included in the Purchased Assets (”Purchased IP”). Seller owns or has adequate, valid and enforceable rights to use all the Purchased IP, free and clear of all Encumbrances. Seller is not bound by any outstanding judgment, injunction, order or decree restricting the use of the Purchased IP, or restricting the licensing thereof to any person or entity. With respect to the registered Intellectual Property listed on Section 3.06(b) of the Disclosure Schedules, (i) all such Intellectual Property is valid, subsisting and in full force and effect; and (ii) Seller has paid all maintenance fees and made all filings required to maintain Seller’s ownership thereof. For all such registered Intellectual Property, Section 3.06(b) of the Disclosure Schedules lists (i) the jurisdiction where the application or registration is located; (ii) the application or registration number; and (iii) the application or registration date.

(c)	Seller’s prior and current use of the Purchased IP has not and does not infringe, violate, dilute or misappropriate the Intellectual Property of any person or entity and there are no claims pending or threatened by any person or entity with respect to the ownership, validity, enforceability, effectiveness or use of the Purchased IP. No person or entity is infringing, misappropriating, diluting or otherwise violating any of the Purchased IP, and neither Seller nor any affiliate of Seller has made or asserted any claim, demand or notice against any person or entity alleging any such infringement, misappropriation, dilution or other violation.

Section 3.07 Assigned Contracts. Section 3.07 of the Disclosure Schedules includes each contract included in the Purchased Assets and being assigned to and assumed by Buyer (the “Assigned Contracts”). Each Assigned Contract is valid and binding on Seller in accordance with its terms and is in full force and effect. None of Seller or, to Seller’s knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Assigned Contract. No event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute an event of default under any Assigned Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of benefit thereunder. Complete and correct copies of each Assigned Contract have been made available to Buyer. There are no disputes pending or threatened under any Assigned Contract.

Section 3.08 Permits. Section 3.08 of the Disclosure Schedules lists all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained from governmental authorities included in the Purchased Assets (the “Transferred Permits”). The Transferred Permits are valid and in full force and effect. All fees and charges with respect to such Transferred Permits as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Transferred Permit.

Section 3.09 Non-foreign Status. Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

Section 3.10 Compliance With Laws. Seller has complied, and is now complying, with all applicable federal, state and local laws and regulations applicable to ownership and use of the Business or the Purchased Assets.

Section 3.11 Legal Proceedings. There is no claim, action, suit, proceeding or governmental investigation (”Action”) of any nature pending or, to Seller’s knowledge, threatened against or by Seller (a) relating to or affecting the Business, the Purchased Assets or the Assumed Liabilities; or (b) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

Section 3.12 Taxes. Except as set forth on Schedule 3.12, all Taxes due and owing by Seller have been, or will be, timely paid. Except as set forth on Schedule 3.12, no extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of Seller. All Tax returns required to be filed by Seller for any tax periods prior to Closing have been, or will be, timely filed. Such Tax returns are, or will be, true, complete and correct in all respects. The term “Taxes” means all federal, state, local, foreign, and other income, gross receipts, sales, use, production, ad valorem, transfer, documentary, franchise, registration, profits, license, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, property (real or personal), customs, duties, or other taxes, fees, assessment, or charges of any kind whatsoever, together with any interest, additions, or penalties with respect thereto.

Section 3.13 Solvency. Immediately after giving effect to the transactions contemplated hereby, Seller shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liability); and (c) have adequate capital to carry on its businesses. No transfer of property is being made and no obligation is being incurred in connection with the transaction contemplated hereby with the intent by Seller to hinder, delay or defraud either present or future creditors of Seller.

Section 3.14 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

Section 3.15 Full Disclosure. No representation or warranty by Seller in this Agreement and no statement contained in the Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

Section 3.16 Employees. Schedule A contains a true, correct and complete list of all employees of NPS for which WEG has agreed to make offers of employment. None of the employees are subject to any collective bargaining, union or labor contract and all of the employees are at-will employees. NPS has complied with all applicable laws with respect to its employees, including under NPS’s employee benefit plans, and there are no pending or, to the knowledge of NPS, threatened claims against NPS or its employees or affiliates by any of the employees listed on Schedule A.

Section 3.17 Equipment. From 2014 forward, the historical failure rate of (i) the IGBT or Chopper in the distributed wind inverters or converters manufactured or commercialized for distributed wind power is approximately one (1) failure per turbine every nine ~ 9 operating years (78,000 hours MTBF) and (ii) Blower or other small component failure is approximately one (1) failure per turbine every ~22 operating years (273,000 hours MTBF).

Section 3.18 BarreCo Corp LLC and Barnard Project I LLC. Seller (a) is the sole record and beneficial owner of the equity interests of BarreCo Corp LLC (the “Barre Equity Interests”) and the equity interests of Barnard Project I LLC (the “Barnard Equity Interests” and together with the Barre Equity Interests, the “Equity Interests”), which are the only equity interests of BarreCo Corp LLC (“Barre”) and Barnard Project I LLC (“Barnard”), (b) has full power, right, and authority, and any approval required by Law, to sell, transfer, assign, convey and deliver the Equity Interests to Buyer, and (c) has good and marketable title to such Equity Interests free and clear of all liens. At the Closing, Buyer will acquire good and valid title to the Equity Interests, free and clear of all liens. All of the Equity Interests were issued in compliance with applicable laws. None of the Equity Interests were issued in violation of any agreement, arrangement or commitment to which the Seller is a party or is subject to or in violation of any preemptive or similar rights of any person. There are no outstanding or authorized options, warrants, securities convertible or exchangeable into or any other rights of any person to acquire any equity interests in either of Barre or Barnard. There are no agreements, rights, contracts, commitments, understandings, restrictions, proxies, voting trusts or other arrangements relating to such equity interests which would affect the ability of Seller to execute and perform this Agreement and consummate the transactions contemplated hereby. Each of Barre and Barnard were formed as special purpose entities for the sole purpose of obtaining necessary licenses and permits for certain site projects related to the Business. Neither Barre nor Barnard have engaged in any business activity other than obtaining licenses and permits for such site projects. Neither Barre nor Bernard have entered into any agreements or contracts other than as set forth on Section 3.07 of the Disclosure Schedules. Neither Barre nor Barnard have any liabilities other than those arising under the Lease by and between BarreCo Corp LLC and Malone 29 Pitman Road Properties, LLC dated August 7, 2017 and the Lease by and between Barnard Project I LLC and RICAL, LLC dated February 26, 2018.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Section 4.01 Organization and Authority of Buyer; Enforceability. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of Georgia. Buyer has full corporate power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms.

Section 4.02 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the certificate of incorporation, by-laws or other organizational documents of Buyer; or (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer. No consent, approval, waiver or authorization is required to be obtained by Buyer from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.03 Legal Proceedings. There is no Action of any nature pending or, to Buyer’s knowledge, threatened against or by Buyer that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

Section 4.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

ARTICLE V

COVENANTS

Section 5.01 Public Announcements. Unless otherwise required by applicable law or stock exchange requirements, neither party shall make any public announcements regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed).

Section 5.02 Bulk Sales Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar laws of any jurisdiction (“Bulk Sales Laws”) that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.

Section 5.03 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the documents to be delivered hereunder shall be borne and paid by Seller when due. Seller shall, at its own expense, timely file any tax return or other document with respect to such taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

Section 5.04 Further Assurances. Following the Closing, each of the parties hereto shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the documents to be delivered hereunder.

Section 5.05 Confidentiality. From and after the Closing, Seller shall, and shall cause its affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective directors, officers, employees, consultants, accountants, and other agents (“Representatives”) to hold, in confidence any and all information, whether written or oral, concerning the Business, except to the extent that Seller can show that such information: (a) is generally available to and known by the public through no fault of Seller, any of its affiliates, or their respective Representatives, (b) is lawfully acquired by Seller or any of its affiliates, or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual, or fiduciary obligation. If Seller or any of its affiliates or their respective Representatives are compelled to disclose any information by governmental order or law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which is legally required to be disclosed, provided that Seller shall use reasonable best efforts to obtain as promptly as possible an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

ARTICLE VI

INDEMNIFICATION

Section 6.01 Survival. All representations, warranties, covenants and agreements contained herein and all related rights to indemnification shall survive the Closing.

Section 6.02 Indemnification by Seller. Seller shall defend, indemnify and hold harmless Buyer, its affiliates and their respective stockholders, directors, officers and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including attorneys’ fees and disbursements, arising from or relating to:

(a)	any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement or any document to be delivered hereunder;

(b)	any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement or any document to be delivered hereunder;

(c)	any Excluded Asset or Excluded Liability;

(d)	any liability or obligation arising from the parties waiver of compliance with the Bulk Sales Law; or

(e)	any Third Party Claim based upon, resulting from, or arising out of the business, operations, properties, assets or obligations of Seller or any of its affiliates (other than the Purchased Assets or Assumed Liabilities) conducted, existing, or arising on or prior to the Closing Date. For purposes of this Agreement, “Third Party Claim” means notice of the assertion or commencement of any Action made or brought by any person who is not a party to this Agreement or an affiliate of a party to this Agreement or a Representative of the foregoing.

Section 6.03 Indemnification By Buyer. Buyer shall defend, indemnify and hold harmless Seller, its affiliates and their respective stockholders, directors, officers and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including attorneys’ fees and disbursements, arising from or relating to:

(a)	any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or any document to be delivered hereunder;

(b)	any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or any document to be delivered hereunder; or

(c)	any Assumed Liability.

Section 6.04 Indemnification Procedures. Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly provide written notice of such claim to the other party (the “Indemnifying Party”). In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a person or entity who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense. If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including, but not limited to, settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom. The Indemnifying Party shall not settle any Action without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed).

Section 6.05 Tax Treatment of Indemnification Payments. All indemnification payments made by Seller under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for tax purposes, unless otherwise agreed in writing by the parties.

Section 6.06 Effect of Investigation. Buyer’s right to indemnification or other remedy based on the representations, warranties, covenants and agreements of Seller contained herein will not be affected by any investigation conducted by Buyer with respect to, or any knowledge acquired by Buyer at any time, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement.

Section 6.07 Exclusive Remedies. Following the closing, the provisions of this Article VI shall be Buyer’s exclusive remedy for any and all claims relating to the subject matter of this Agreement or any of the other documents to be delivered hereunder, except for claims arising from intentional fraud, criminal activity or wilful misconduct by Seller and claims for specific performance or other equitable remedies.

ARTICLE VII

MISCELLANEOUS

Section 7.01 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 7.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

If to Seller:	Northern Power Systems, Inc. 29 Pitman Road, Barre, VT E-mail: wstlawrence@northernpower.com Attention: William St. Lawrence, Interim – CEO

If to Buyer:

WEG

Av. Prefeito Waldemar Grubba, 3000

Jaragua do Sul, SC, 89256-900

Brazil

Attention: Joao Paulo Gualberto da Silva

E-mail: jsilva@weg.net

With a copy to:

WEG S.A

Av. Prefeito Waldemar Grubba, 3300

Jaragua do Sul, SC, 89256-900

Brazil

Attention: Paulo Ubiratan Mehret da Silva

Email: pauloms@weg.net

Section 7.03 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 7.04 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 7.05 Entire Agreement. This Agreement and the documents to be delivered hereunder constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and the documents to be delivered hereunder, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 7.06 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 7.07 No Third-party Beneficiaries. Except as provided in Article VI, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.08 Amendment and Modification. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

Section 7.09 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 7.10 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction).

Section 7.11 Dispute Resolution. Prior to the initiation of any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (a “Dispute”), upon the written request of either party (a “Request”), the parties shall use commercially reasonable efforts in good faith to settle the Dispute amicably. If the Dispute is not resolved within sixty (60) days after written notice of the Dispute by one party to the other party, then all Disputes that remain unresolved shall be submitted to the International Court of Arbitration of the International Chamber of Commerce (the “ICC”) and shall be finally settled under the Rules of Arbitration of the ICC by a panel of three arbitrators. Each party shall appoint one arbitrator, and the two arbitrators so appointed shall jointly appoint a third arbitrator. In the event of the failure by any party and/or failure by the two arbitrators appointed by the parties to appoint the third arbitrator within a period of thirty (30) days, such arbitrator(s) shall be appointed by the ICC. The place of arbitration shall be Sãu Paulo, Brazil, and the language of such arbitration shall be English. Both parties shall bear equally the cost of the arbitration, unless otherwise determined by the arbitrators. All decisions of the arbitrators shall be final and binding upon both parties and shall be enforceable in any court of competent jurisdiction. Notwithstanding this, application may be made to any court for a judicial acceptance of the award or order of enforcement. In the event of judicial acceptance or an order of enforcement, each party expressly waives all rights to object thereto.

Section 7.12 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 7.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Northern Power Systems, Inc.
By_____________________ Name: Title:

EXHIBIT A

(Bill of Sale)

EXHIBIT B

(Assignment and Assumption)

EXHIBIT C
(Intellectual Property Assignments)

EXHIBIT D

(Non-Competition Agreement)

EXHIBIT E

(License Agreement)

Schedule A

Jeff Petter*

Chris Mckay

Kyle Ellis

Kim Kite

Austin Cate

Jesse Klinger

Hector Hurtado

Tim Rapczzynski

*Petter intends to retire in March 2019.